UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

(Material Management Matters of Subsidiary Company)

Capital Increase of POSCO CHEMICAL

On January 20, 2021, the Board of Directors(“BoD”) of POSCO CHEMICAL, resolved capital increase with consideration. The detailed information is provided as below.

1. Class and Number of New Shares	Common Stock(shr.)	16,475,000
	Different Classes of Stock(shr.)	—

2. Par value of Share (KRW)		500

3. No. of outstanding Shares before Increase of Capital Stock	Common Stock(shr.)	60,988,220

4. Use of Funds Raised	For Facilities Investment(KRW)	687,800,000,000
	For Operating Capital (KRW)	441,017,500,000
	For Acquisition of Securities of Other Corporation(KRW)	144,700,000,000

5. Method of Capital Increase		Public Offering of Forfeited Shares after Offering to Shareholders

[Rights Offering]

6. Issuing Price of New Shares	Final Issuing Price	Common Stock(KRW)	77,300
	Preliminary Issuing Price	Common Stock(KRW)	—	Expected Date of finalization	January 8, 2021

7. Record Date of Distribution			December 9, 2020

8. Number of New Shares per Outstanding Share			0.2382583062

9. Ratio of Prior Offering per Share for Member of Employee Shares Ownership Association(%)			11.8

10. Expected Date of Subscription	Employee Shares Ownership Association	From	January 13, 2021
		To	January 13, 2021
	Shareholder	From	January 13, 2021
		To	January 14, 2021

11. Date for Payment of Subscription money			January 21, 2021

	12. Managing Underwriter (in case of Indirect Offering)	- Korea Investment & Securities Co., Ltd. - NH Investment & Securities Co.,Ltd. - KB Securities Co., Ltd.

	13. Transfer of Warrants	Yes

	14. Date of Board Resolution(Decision Date)	January 20, 2021

- Attendance of Outside Directors	Present(No.)	2
	Absent(No.)	0

	- Attendance of Auditors(members of Audit Committee)	Absent

	15. Subject to Filing of Securities Registration Statement	Yes

	16. Subject to reporting to the Korean Fair Trade Commission	Yes

[Details Of Subsidiary Company]

Name of Subsidiary Company	POSCO CHEMICAL CO., LTD.

- Representative	Min, Kyungzoon

- Main Business	Refractory production and industrial furnace repairment

- Major Subsidiary Company	No

Total Asset of Subsidiary Company(KRW)	1,730,132,565,095

Consolidated Total Asset of Dominant Company(KRW)	79,058,661,130,791

Ratio to Consolidated Total Asset of Dominant Company(%)	2.19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: January 25, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
		Name:	Chung, Kyung-Jin
		Title:	Senior Vice President